Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aflac Incorporated:

We consent to incorporation by reference in the registration statement on Form S-8 of Aflac Incorporated of our reports dated February 26, 2015, with respect to the consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of  December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Aflac Incorporated.

/s/ KPMG LLP

Atlanta, Georgia
March 16, 2015